FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of April 2004

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                                   Marina Park
                                Sundkrogsgade 10
                              DK-2100 Copenhagen 0
                                     Denmark
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F   X        Form 40-F
                                 -------              -------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes           No   X
                                     -------      -------

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                  INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein as Exhibit 1 is a copy of a Announcement No. 7 - 2004 issued by A/S STEAMSHIP COMPANY TORM to The Copenhagen Stock Exchange on April 20, 2004

Exhibit 1


ANNOUNCEMENT NO. 7 - 2004


20 April 2004


Annual General Meeting in A/S Dampskibsselskabet TORM 20th April 2004

At the Annual General Meeting the following took place:

     o    Annual Report 2003 was approved.

     o A dividend of DKK 12 per DKK 10 share (120%) as recommended by the Board of Directors was approved.

     o State authorized public accountants Ernst & Young and Deloitte were re-elected.

     o The proposal from the Board of Directors to increase the share capital from DKK 182,000,000 to DKK 364,000,000 by issue of bonus shares at the ratio of 1:1 was unanimously approved. The proposal was motivated by a wish for maintaining and improving the liquidity of the Company's shares and for increasing the share capital in order to reflect the size of the Company in the capital structure.

     o Authorisation to increase the share capital with up to DKK 182,000,000 corresponding to 50% was renewed until 1st April 2009.

     o    Authorisation to purchase the Company's own shares was renewed.

The Chairman, Mr. N. E. Nielsen, stated in his report that the Company's share price has risen 223% during 2003 including payment of the dividend of DKK 2 per share approved at the Annual General Meeting in April 2003.

The expectations for the 2004 result on own activities before tax of 750 - 800 million were maintained.

The Chairman announced that a prospectus covering the bonus share issue will be published on 27 April 2004 through the Copenhagen Stock Exchange and on the same day be distributed to all registered shareholders as well as be available for review at the main office of A/S Dampskibsselskabet TORM. Allotment of the bonus shares will take place and be registered as of the daily update on 6 May 2004 in the Danish Securities Center (in Danish: "Vaerdipapircentralen") with 10 May 2004 as the value date.

At the Board of Directors meeting immediately following the Annual General Meeting, the Board of Directors then elected Mr. N. E. Nielsen as Chairman and Mr. Christian Frigast as Deputy Chairman.

Accordingly, the Board of Directors going forward is made up of the following persons:

           N. E. Nielsen (Chairman)
           Christian Frigast (Deputy Chairman)
           Ditlev Engel
           Rex Harrington
           Gabriel Panayotides
           Peder Mouridsen (elected by the employees)
           Lennart Arnold Johan Arrias (elected by the employees).

A/S Dampskibsselskabet TORM
Contact persons:  Klaus Kjaerulff, CEO (tel.: +45 39 17 92 00)
                  Klaus Nyborg, CFO    (tel.: +45 39 17 92 00)


SAFE HARBOUR STATEMENT - FORWARD LOOKING STATEMENTS

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of crude oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           A/S STEAMSHIP COMPANY TORM
                                  (registrant)



Dated: April 23, 2004                           By: /s/ Klaus Nyborg
                                                    --------------------------
                                                        Klaus Nyborg
                                                        Chief Financial Officer



03810.0001 #481253